June 6, 2011

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

	Purchase	Shares
Principal Funds, Inc. -	Amount	Purchased
Small-MidCap Dividend Income Fund – Class A	$10,000	1,000
Small-MidCap Dividend Income Fund – Class I	$10,000	1,000
Small-MidCap Dividend Income Fund – Class P	$10,000	1,000

Each share of the Small-MidCap Dividend Income Fund has a par value of $0.01 and a price of $10.00 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

		PRINCIPAL LIFE INSURANCE COMPANY

		/s/ Michael D. Roughton
		BY ______________________________________________________
		Michael D. Roughton
		Vice President and Associate General Counsel